Exhibit I.A.(5)(p)

Royal Tandem Life Insurance Company	New York, New York

Unscheduled Premium Payments Endorsement

This endorsement modifies certain provisions of the basic policy and applies when unscheduled premium payments are made prior to any reduction in the future face amount.

This policy’s face amount for each policy year is shown in Policy Schedule 1. A reduced future face amount is shown for later policy years. For purposes of this endorsement, this amount is referred to as the reduced future face amount. Subject to this endorsement, an unscheduled premium payment will increase the reduced future face amount, but in no event to greater than the initial face amount.

Unscheduled Premium Payments

The third paragraph of the Unscheduled Premium Payments provision is modified by adding the following:

•   If an unscheduled premium payment is made to which the Unscheduled Premium Payments Endorsement applies, all or a part of the amount of the payment less any premium loading deducted before allocation and less any deferred policy loading applicable to such payment shown in Policy Schedule 3 will be reflected in the scheduled premium fixed base (see Fixed Base) and will increase the guaranteed benefits (see Effect of Unscheduled Premium Payments on Guarantee Period and Face Amount).

How to Reinstate This Policy

The How to Reinstate This Policy provision is modified by adding the following:

If this policy is reinstated, any unscheduled premium payments made to which the Unscheduled Premium Payments Endorsement would have applied if the policy was not being continued under a cash value benefit, will be reflected in the scheduled premium fixed base (see Fixed Base) and will increase the guaranteed benefits (see Effect of Unscheduled Premium Payments on Guarantee Period and Face Amount).

Fixed Base

The Scheduled Premium Fixed Base section of the Fixed Base provision is deleted and replaced with the following:

The scheduled premium fixed base is calculated in the same manner as the fixed base except that it does not take into account any unscheduled premium payments other than those which increase the guaranteed benefits and assumes that all scheduled premiums are paid when due. See Effect of Unscheduled Premium Payments on Guarantee Period and Face Amount.

MUPESCP87.1

Effect of Unscheduled Premium Payments on Guarantee Period and Face Amount

The Effect of Unscheduled Premium Payments on Guarantee Period and Face Amount provision is modified by adding the following:

If an unscheduled premium payment is made to which the Unscheduled Premium Payments Endorsement applies, the guaranteed benefits will increase as of the date we receive and accept such payment as follows:

(1)    We take the difference between the initial face amount and the reduced future face amount.

(2)    If the amount in (1) is equal to zero, the unscheduled premium payment will not affect the guaranteed benefits under this policy, nor will it affect the scheduled premium fixed base.

(3)    If the amount in (1) is positive:

(a)    We calculate the net single premium for the amount in (1).

(b)    We determine the immediate increase in the cash surrender value resulting from the unscheduled premium payment.

(c)    If (b) is greater than or equal to (a), we set the reduced future face amount equal to the initial face amount and increase the scheduled premium fixed base by the amount in (a).

(d)    If (b) is less than (a), we apply (b) as a net single premium for the whole of life to determine the increase in the reduced future face amount and increase the scheduled premium fixed base by the amount in (b).

We will send the owner a notice with the change in the reduced future face amount.

This endorsement is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

MUPESCP87.1